Exhibit 99.4

Bezeq The Israel Telecommunication
Corporation Ltd.

Condensed Separate Interim
Financial Information as at
March 31, 2016

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2016 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 146 million as of March 31, 2016, and the loss from this investee company amounted to NIS 4 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 25, 2016

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Condensed Interim Information of Financial Position

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	432	195		110
Investments, including derivatives	509	2,495		648
Trade receivables	708	789		668
Other receivables	140	167		119
Dividend receivable from investees (Note 5)	583	241		-
Loans granted to investees	278	308		288
Total current assets	2,650	4,195		1,833

Trade and other receivables	182	38		180
Property, plant and equipment	4,796	4,683		4,753
Intangible assets	246	287		255
Investment in investees	6,594	7,116	*	7,217
Loans granted to investees	450	262		374
Non-current investments	118	90		101
Total non-current assets	12,386	12,476		12,880
Total assets	15,036	16,671		14,713

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities
Debentures, loans and borrowings	1,829	1,611		1,660
Loan from an investee	434	-		434
Trade and other payables	760	827		636
Current tax liabilities	622	623		619
Employee benefits	325	222		330
Liability to Eurocom DBS Ltd, an affiliate	206	898	*	233
Provisions (Note 4)	51	51		60
Total current liabilities	4,227	4,232		3,972

Loans and debentures	7,621	8,675		7,879
Loan from an investee	-	434		-
Employee benefits	200	196		203
Derivatives and other liabilities	252	200		215
Deferred tax liabilities	43	10		33
Total non-current liabilities	8,116	9,515		8,330

Total liabilities	12,343	13,747		12,302

Equity
Share capital	3,878	3,858		3,874
Share premium	384	272		368
Reserves	282	414		308
Deficit	(1,851)	(1,620)		(2,139)
Total equity	2,693	2,924		2,411
Total liabilities and equity	15,036	16,671		14,713

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 25, 2016

*	Restated due to business combinations measured in the previous period in provisional amounts, see Note 1.3.2

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Condensed Interim Information of Profit or Loss

	Three months ended			Year ended
	March 31			December 31
	2016	2015		2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Revenue (Note 2)	1,112	1,113		4,407

Cost of Activities
Salaries	230	227		912
Amortization and depreciation	183	176		725
Operating and general expenses (Note 3)	172	180		721
Other operating income, net	(9)	(17)		(99)
Cost of Activities	576	566		2,259

Operating profit	536	547		2,148
Financing expenses (income)
Financing expenses	109	98		362
Financing income	(8)	(23	)*	(30)
Financing expenses - net	101	75		332

Profit after financing expenses, net	435	472		1,816
Share in profits (losses) of investees, net	(40)	117	*	397
Income before taxes on income	395	589		2,213
Taxes on income	107	126		492
Income for the period	288	463		1,721

* Restated due to change in accounting policy in the previous period, see Note 1.3.1

Condensed Interim Information of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Income for the period	288	463	1,721
Items of other comprehensive income (loss) for the period, net of tax	(10)	17	7

Total comprehensive income for the period attributable to equity holders of the Company	278	480	1,728

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Condensed Interim Information of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Income for the period	288	463	1,721
Adjustments:
Amortization and depreciation	183	176	725
Share in earnings of investees, net	40	(117)*	(397)
Financing expenses - net	103	82 *	323
Capital gains from obtaining control in an investee	-	(12)	-
Capital gain, net	(11)	(11)	(233)
Income tax expenses	107	126	492
Miscellaneous	(2)	(1)	(19)

Change in other receivables	(55)	(74)	53
Change in trade and other payables	2	20	(75)
Change in provisions	(9)	3	12
Change in employee benefits	(8)	(8)	104

Net cash (used in) from operating activities due to transactions with investees	(7)	(18)	2

Net income tax paid	(92)	(81)	(350)
Net cash from operating activities	539	548	2,358
Cash flows from investing activities
Investment in intangible assets	(16)	(20)	(71)
Proceeds from the sale of property, plant and equipment	41	12	146
Acquisition of financial assets held for trading and others	-	(440)	(1,535)
Proceeds from the sale of financial assets held for trading and others	138	120	3,065
Purchase of property, plant and equipment	(179)	(211)	(778)
Miscellaneous	(16)	(3)	(7)
Net cash from investment activities due to transactions with investees	(64)	(44)	109
Net cash from (used for) investing activities	(96)	(586)	929
Cash flow from finance activities
Issue of debentures	-	-	782
Repayment of debentures and loans	(49)	-	(1,349)
Dividend paid		-	(1,777)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(58)		(680)
Interest paid	(17)	(18)	(384)
Miscellaneous	3	3	3
Loan received from an investee	-	-	(20)
Net cash (used in) from financing activities due to transactions with subsidiaries
Net cash used for finance activities	(121)	(15)	(3,425)

Increase (decrease) in cash and cash equivalents	322	(53)	(138)
Cash and cash equivalents at beginning of period	110	248	248
Cash and cash equivalents at the end of the period	432	195	110

*	Restated due to changes in accounting policy, see Note 1.3.1

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing Financial Information
1.1.	Definitions

“The Company”: “Bezeq” The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2015.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial statements for the year ended December 31, 2015 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2016 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2015.

1.3.	Restatement due to business combinations executed during the previous period

As a result of completion of the transaction to acquire Eurocom DBS’s entire holdings in DBS shares and shareholders loans on June 24, 2015, as set out in Note 11.2 to the Annual Consolidated Statements, various amounts are restated as set out below.

1.3.1	Changes in accounting policies in the previous period

As a result of completing the acquisition of control in DBS as set out above, the Company changed its accounting policies with regard to statement of financing income with regard to shareholders loans provided to DBS.

Prior to acquisition of the entire holdings of DBS shares and shareholders' loans, the Company presented the financing income from the shareholders' loans under the financing income item in the statement of profit or loss and the Company's share for DBS financing expenses was presented under the item, "share in profits (loss) of investees". As a result of the acquisition of 100% of the rights in DBS and in view of the Company's position than it is not expected to collect such financing income, the Company came to the conclusion that the financing income for shareholders loans to DBS less DBS’s profits (losses) should be presented in the Statements of Income included under the Separate Financial Information.

The change in accounting policy was applied retrospectively. Breakdown of the effect of retrospective application on the relevant items:

	Three months ended March 31, 2015 (unaudited)
	As previously stated	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	98	-	98
Financing income	(44)	21	(23)
Financing expenses - net	54	21	75

Share in earnings of investees, net	96	21	117

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

1.3.2	Measurement of the business combination in the previous period in arbitrary amounts

In the separate financial information as at March 31, 2015, arbitrary amounts were included with regard to the allocation of excess costs arising from the acquisition When the acquisition was completed and after an agreement in principle was reached with the tax authorities with regard to the discountable carried forward losses of DBS, as described in Note 11.2.4 to the Annual Consolidated Statements, the amounts were adjusted retrospectively as follows:

	Balance as at March 31, 2015 (unaudited)
	As previously stated	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million

Investment in investees	6,999	117	7,116

Liability to Eurocom DBS	(781)	(117)	(898)

2.	Revenue

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Fixed-line telephony	384	403	1,586
Internet - infrastructure	394	383	1,542
Transmission and data communication	273	266	1,058
Other services	61	61	221
	1,112	1,113	4,407

3.	Operating and General Expenses

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Maintenance of buildings and sites	49	51	202
Marketing and general expenses	43	47	188
Interconnectivity and payments to communications operators	34	38	145
Services and maintenance by sub-contractors	17	16	60
Vehicle maintenance	17	17	78
Terminal equipment and materials	12	11	48
	172	180	721

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Condensed Separate Interim Financial Information as at March 31, 2016 (unaudited)

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims against the Company (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 51 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of March 31, 2016 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 878 million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to reporting date, claims for which exposure amounted to NIS 373 million were concluded.

For further information concerning contingent liabilities see Note 6 to the Consolidated Statements.

5.	Dividends from investees

5.1	On March 2, 2016 the board of directors of Pelephone Communications Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 66 million, which will be paid in May 2016.

5.2	On February 29, 2016 the board of directors of Bezeq International Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 83 million, which will be paid in May 2016.

5.3	On February 25, 2016 the board of directors of Walla Communications Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 434 million, which will be paid in May 2016. The dividend will be received by way of offsetting a loan that the Company received from Walla and that is due for repayment on the same date.

6.	Events in and subsequent to the reporting period

6.1	On February 10, 2016 the Company provided Bezeq International a loan in the amount of NIS 125 million to be repaid in three equal annual installments from February 2017. The loan bears annual interest of 2.56%.

6.2	On May 23, 2016 the Company received a loan from Pelephone in the amount of NIS 325 million. This loan bears annual interest of 3.41% and will be repaid in four equal annual installments from December 1, 2022.

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